Mail Stop 3561

January 29, 2008

Michael Lieber
Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue I
Brooklyn, NY 11230

> **Re: Charleston Basics, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 31, 2007**
> **File No. 333-145211**

Dear Mr. Lieber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Risk Factors, page 7

1. We note your response to comment five in our letter dated September 4, 2007. However, please revise the caption "We are dependent on two suppliers for the supply of our products" to describe the risk created by this dependence. Please also revise the risk factor "The revenue of our business model is unproven…" to specifically state what about your business model is unproven so as to make your business risky.

2. Please revise the risk factor "Some of our current shareholders will become eligible in the future to sell their stock…" to reflect the amendment to Rule 144 we note you refer to on page 28.

Description of Business, page 13

Target Markets and Marketing Strategy, page 13

3. We note your revisions in response to prior comment nine of our letter dated September 4, 2007. Specifically, we note your indication that you "hope to target private institutional end-users, such as private, security companies, oil drilling and mineral mining firms." Please provide additional detail describing how you plan to expand your business into these markets. Explain whether the marketing initiatives you mention are intended to enter these new

markets or expand your current market base or both.

4. We note your response to comment 11 in our letter dated September 4, 2007. However, please explain "Search Engine Optimization" and "organic search results."

Management's Discussion and Analysis, page 16

5. Revise your Results of Operation to provide a discussion of your interim period ending September 30, 2007 as compared to the same period of the prior year, consistent with Item 303(c) of Regulation S-B. In doing so, please identify the cause of any differing results and describe the reasons underlying such causes.

Executive Compensation, page 19

6. We note your response to comment 23 in our letter dated September 4, 2007. Please specifically state that the board of directors agreed to compensate Mr. Lieber in the amounts indicated annually until further notice, if true, or indicate whether this arrangement has any intended termination date. Also, if the arrangement is expected to continue annually, please state why no commissions were paid to Mr. Lieber as of September 30, 2007; if this is because the board determines the amount of gross revenues tied to the commissions owed to him at the end of each fiscal year, as opposed to a shorter period, please state this.

Common Stock, page 28

7. We note your response to comment 29 in our letter dated September 4, 2007. Please revise the reference to the Securities and Exchange Act to refer to the Securities Act.

Undertakings, page 33

8. We note your response to comment 44 in our letter of September 4, 2007. However, please eliminate the undertaking required by Item 512(f) of Regulation S-B.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
     David Lubin & Associates, PLLC
     Facsimile: (516) 887-8250